Exhibit 3.1

AMENDMENT TO ARTICLES OF INCORPORATION
OF
PG&E CORPORATION

WILLIAM D. JOHNSON and LINDA Y.H. CHENG certify that:

1.            They are the Chief Executive Officer and President, and the Vice President, Corporate Governance and Corporate Secretary, respectively, of PG&E Corporation, a California corporation.

2.            Article THIRD, Section I of the Articles of Incorporation of the corporation is amended and restated as follows:

                                         THIRD:

                                         I.            The Board of Directors of the Corporation shall consist of such number of directors, not less than eight (8) nor more than fifteen (15), as shall be prescribed in the Bylaws.

3.            The foregoing amendment to Article THIRD, Section I of the Articles of Incorporation has been duly approved by the Board of Directors of the corporation.

4.            The foregoing amendment to Article THIRD, Section I of the Articles of Incorporation has been duly approved by the required vote of the shareholders in accordance with Section 902 of the California Corporations Code.  The corporation has only one class of shares issued and outstanding, which is common stock.  The number of outstanding shares entitled to vote with respect to the foregoing amendment was 529,212,562 shares of common stock.  The number of shares voted in favor of the amendment exceeded the vote required.  The percentage vote required for approval of the amendment was a majority of the outstanding common stock.

                 We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date:  June 21, 2019

/s/ WILLIAM D. JOHNSON
WILLIAM D. JOHNSON
Chief Executive Officer and President

/s/ LINDA Y.H. CHENG
LINDA Y.H. CHENG
Vice President, Corporate Governance and Corporate Secretary